Fundraise Up, Inc.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountants' Review Report

For the period of October 11, 2017 (inception) to December 31, 2017

TABLE OF CONTENTS

Independent Accountants' Review Report   2

Reviewed Financial Statements

   Balance Sheets - December 31, 2017   3

   Statement of Operations - Period ended October 11, 2017 (inception) to December 31, 2017   4

   Statement of Stockholders' Equity - October 11, 2017 (inception) to December 31, 2017   5

   Statement of Cash Flows - October 11, 2017 (inception) to December 31, 2017   6

   Notes to Financial Statements - December 31, 2017   7





FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Shareholders
Fundraise Up, Inc.
Brooklyn, NY

We have reviewed the accompanying financial statements of Fundraise Up, Inc., which comprise the balance sheet as of December 31, 2017, and the related statements of operations, stockholders' equity, and cash flows for the period from October 11, 2017 (inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 5 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

April 4, 2018

Members of:
WSCPA
AICPA

802 N Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
mail@fruci.com
www.fruci.com

Fundraise Up, Inc.
Balance Sheet
December 31, 2017
(unaudited)

ASSETS

		December 31, 2017
Current Assets:		
Cash	$	14,717
Prepaid assets		19,804
Total current assets		34,521
Total Assets	$	34,521

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	109
Total liabilities		109
Commitments & Contingencies		-
Stockholders' Equity:		
Common Stock; $0.00001 par value; 7.5M shares authorized;		
7.5M issued and outstanding		75
Owners' Contributions		126,000
Net Income (Loss)		(91,663)
Total Stockholders' Equity		34,412
Total Liabilities & Stockholders' Equity	$	34,521

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Fundraise Up, Inc.
Statement of Operations
Period From October 11, 2017 (inception) to December 31, 2017
(unaudited)

	October 11, 2017 (inception) to December 31, 2017
Revenue	$ -
Cost of goods sold	
Gross income	-
Expenses:	
Contractors	91,196
General and administrative	467
Total operating expenses	91,663
Net loss before income tax	$ (91,663)
Provision for income taxes	-
Net Loss	$ (91,663)
Loss per common share	$ (0.01)
Weighted average number of shares outstanding - Basic and fully diluted	7,500,000

Fundraise Up, Inc.
Statement of Stockholders' Equity
For the Period from October 11, 2017 (inception) to December 31, 2017
(unaudited)

	Common Stock		Contributions	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance - October 11, 2017 (inception)	-	$ -	$ -	$ -	$ -	$ -
Shares Issued	7,500,000	75				75
Owners' contributions			126,000			126,000
Net loss	-				(91,663)	(91,663)
Balance December 31, 2017	**7,500,000**	**$ 75**	**$ 126,000**	**$ -**	**$ (91,663)**	**$ 34,412**

Fundraise Up, Inc.
Statement of Cash Flows
For the Period From October 11, 2017 (inception) to December 31, 2017
(unaudited)

	October 11, 2017 (inception) to December 31, 2017
Cash flows from operating activities:	
Net loss	$ (91,663)
Change in assets and liabilities	
Accounts payable and accrued expenses	109
Prepaid expenses	(19,804)
Net used by operating activities	(111,358)
Cash flows from financing activities:	
Proceeds from issuance of common stock	-
Proceeds from Contributions	126,000
Net cash provided by financing activities	126,000
Net increase in cash	14,642
Cash at beginning of period	-
Cash at end of period	$ 14,642
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

For the period October 11, 2017 (inception) to December 31, 2017

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Fundraise Up, Inc. ("Company") is a corporation formed under the laws of the State of Delaware on October 11, 2017. Fundraise Up, Inc. is in the industry of streamlining online donations, which includes an online widget, an upsell of donations including mobile donations.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred, or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the state of New York, which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $91,663 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Net Income (Loss) Per Common Share
Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit. As of December 31, 2017, no potentially dilutive instruments were outstanding.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, the Company had $14,717 in cash.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – STOCKHOLDERS' EQUITY

The Company has 7,500,000 shares of $0.00001 par value shares of common stock authorized at December 31, 2017. During the period of October 11, 2017 (inception) to December 31, 2017, the Company issued 7,500,000 founders shares of Common Stock for $75 in cash.

During the year ended December 31, 2017, the Company's Stockholders' contributed $126,000. These funds are considered a contribution of capital and are not expected to be repaid.

NOTE 3 – COMMITMENTS & CONTINGENCIES

The Company is not currently involved with, and does not have knowledge of, any pending or threatened litigation or any other legal matters against the Company or any of its members.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company's shareholders also control another Company called Campus on Fire. The Company utilizes this affiliate to pay their contractors and has put a deposit with Campus on Fire in the amount of $19,804 and is recorded as a prepayment on the balance sheet.

NOTE 5 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $91,663 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

On March 12, 2018, Company issued a $25,000 aggregate principle amount of 5% convertible note due in September 2019. Interest on the note accrues at the rate of 5% per annum.

Management has evaluated events through April 4, 2018, the date that these financial statements were available to be issued and has identified no events that would require disclosure other than mentioned above.